Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
ANNUAL GENERAL MEETING VOTING RESULTS

Edmonton, Alberta, May 19, 2015 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced the results of its Annual General Meeting of Shareholders held on May 13, 2015.

Shareholders voted and approved the appointment of KPMG LLP as the independent auditors of the Company and election of directors of the Company.  Shareholders also voted their approval of unallocated options under the share option plan. The following seven nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the vote were as follows:

Nominee	Number of Votes For	Percentage of Votes For

Martin R. Ferron	21,531,710	99.74%
Ronald A. McIntosh	19,808,140	91.76%
William C. Oehmig	17,274,263	80.02%
Allen R. Sello	19,805,840	91.75%
Jay W. Thornton	19,829,905	91.86%
K. Rick Turner	19,979,299	92.55%
Bryan Pinney	19,986,324	92.58%

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca